Exhibit 99.1
BioNTech Announces Second Quarter 2026 Financial Results and Corporate Update

•Guido Oelkers, Ph.D., appointed to BioNTech Management Board as Chief Executive Officer, taking office by February 1, 2027, at the latest
•Advanced diversified pipeline now with 14 ongoing pivotal clinical trials and more than ten novel-novel combinations across major tumor types
•Multiple milestones achieved in 2026, including initiation of six pivotal trials - five for pumitamig and one for B7-H3-targeting ADC candidate elfetabart drozuntecan; upcoming 2026 catalysts include three late-stage readouts expected across immunomodulators, antibody-drug conjugate and mRNA cancer immunotherapies
•Pumitamig in combination with chemotherapy showed encouraging efficacy in first line non-small cell lung cancer and results presented at 2026 ASCO Annual Meeting became the third global pumitamig data set consistently showing efficacy across PD-L1 expression levels
•Approval received for new variant-adapted COVID-19 vaccine by the European Commission; further launch preparation underway as recommended by regulators
•Second quarter 2026 revenues of €105.6 million1, adjusted2 R&D expenses of €477.1 million (IFRS R&D expenses of €551.0 million), and adjusted SG&A3 expenses of €197.8 million
•Revising full year 2026 financial guidance range for revenues to €1.6–1.9 billion, adjusted R&D expenses to €2.0–2.3 billion, and maintaining adjusted SG&A expenses of €700–800 million
•Maintained strong financial position with cash, cash equivalents and security investments of €16.6 billion4

Conference call and webcast scheduled for August 4, 2026, at 8:00 a.m. EDT
(2:00 p.m. CEST)

MAINZ, Germany, August 4, 2026 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today reported financial results for the three and six months ended June 30, 2026, and provided an update on its corporate progress.

“In the first half of 2026, we made important progress in turning our mission into reality. We significantly advanced our late-stage oncology pipeline, with six pivotal trials initiated; we pioneered the generation of first-in-class global Phase 2 data for an investigational PD-L1xVEGF bispecific antibody in first-line non-small cell lung cancer across PD-L1 expression levels and histologies; and we demonstrated at medical congresses that our novel-novel combination therapy strategy is gaining momentum,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “We look forward to welcoming BioNTech's next CEO. Guido Oelkers will take office by February 1, 2027, at the latest, and, together with the Management Board and teams across the company, is expected to continue to write the BioNTech success story.”

Financial Review for Second Quarter and First Half of 2026

in millions €, except per share data	Second Quarter 2026		Second Quarter 2025
	IFRS Results	Adjusted Results[2]	IFRS Results	Adjusted Results[2]
Revenues	105.6	105.6	260.8	260.8
Net loss	(820.8)	(562.3)	(386.6)	(348.8)
Diluted loss per share	(3.24)	(2.22)	(1.60)	(1.45)

in millions €, except per share data	Year-to-date 2026		Year-to-date 2025
	IFRS Results	Adjusted Results[2]	IFRS Results	Adjusted Results[2]
Revenues	223.7	223.7	443.6	443.6
Net loss	(1,352.7)	(1,056.9)	(802.4)	(779.6)
Diluted loss per share	(5.34)	(4.17)	(3.33)	(3.23)
Below figures compare the second quarter of 2026 and the year-to-date period ended June 30, 2026, to the corresponding prior year periods, except as noted.

Revenues were €105.6 million for the second quarter of 2026, compared to €260.8 million. Year-to-date revenues were €223.7 million, compared to €443.6 million. The decreases in both quarterly and year-to-date revenues compared to the prior year were primarily driven by lower demand from BioNTech’s COVID-19 vaccines.

Research and development (“R&D”) expenses were €551.0 million for the second quarter of 2026, compared to €509.1 million. Year-to-date R&D expenses were €1,108.0 million, compared to €1,034.7 million. R&D expenses were mainly driven by higher expenses for the development of immuno-oncology (“IO”) and antibody-drug conjugate (“ADC”) programs, in particular pumitamig and gotistobart, impairment losses of intangible assets, and the inclusion of operations from CureVac, which was acquired in late 2025. The quarterly and year-to-date increases were partially offset by lower costs from non-focus programs and positive effects from cost shares with BioNTech’s collaboration partners.

Adjusted R&D expenses were €477.1 million for the second quarter of 2026, compared to €509.1 million. Year-to-date adjusted R&D expenses were €1,004.2 million, compared to €1,034.7 million. Adjusted R&D expenses for both the second quarter and year-to-date period in 2026 exclude impairment losses of intangible assets.

Sales, general and administrative (“SG&A”) expenses were €197.8 million for the second quarter of 2026, compared to €137.4 million. Year-to-date SG&A expenses were €348.6 million, compared to €258.0 million. The increases in both quarterly and year-to-date were mainly driven by the ongoing pre‑launch activities and commercial build-up, the inclusion of operations from CureVac, and expenses associated with BioNTech’s global initiative on scaling processes and ERP infrastructure to strengthen operational execution. This was partly offset by cost reductions resulting from the execution of initiatives related to BioNTech’s pipeline prioritization and increased cost discipline.

Other operating result was negative €207.9 million for the second quarter of 2026, compared to negative €39.0 million. Year-to-date other operating result was negative €224.3 million, compared to negative €25.9 million. Both quarterly and year-to-date decreases were primarily driven by higher expenses in connection with BioNTech’s pipeline prioritization.

Adjusted other operating result was negative €23.3 million for the second quarter of 2026, compared to negative €1.2 million. Year-to-date adjusted other operating result was negative €32.3 million, compared to negative €3.1 million. Adjusted other operating results for both the second quarter and year-to-date periods in 2026 and 2025 exclude employee-related costs and impairment losses, both related to BioNTech’s pipeline prioritization.

Net loss was €820.8 million for the second quarter of 2026, compared to a net loss of €386.6 million. Year-to-date net loss was €1,352.7 million, compared to a net loss of €802.4 million.

Adjusted net loss was €562.3 million for the second quarter of 2026, compared to an adjusted net loss of €348.8 million. Year-to-date adjusted net loss was €1,056.9 million, compared to an adjusted net loss of €779.6 million.

Diluted loss per share was €3.24 for the second quarter of 2026, compared to a diluted loss per share of €1.60. Year-to-date diluted loss per share was €5.34, compared to a diluted loss per share of €3.33.

Adjusted diluted loss per share was €2.22 for the second quarter of 2026, compared to an adjusted diluted loss per share of €1.45. Year-to-date adjusted diluted loss per share was €4.17, compared to adjusted diluted loss per share of €3.23.

Cash, cash equivalents and security investments as of June 30, 2026, were €16,634.2 million, comprising €9,741.0 million in cash and cash equivalents, €5,035.1 million in current security investments disclosed as financial assets and €1,858.1 million in non-current security investments disclosed as financial assets.

Shares outstanding as of June 30, 2026, were 251,204,366, excluding 7,823,121 shares held in treasury.

In May 2026, BioNTech entered into a share repurchase program, pursuant to which the Company may purchase American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, in the amount of up to $1.0 billion until and including May 6, 2027. During the second quarter of 2026, 1,693,056 ADSs were repurchased at an average price of $89.50 (€77.85), for total consideration of $151.6 million (€131.8 million).

“We are revising our full-year 2026 financial guidance in light of recently emerged external developments,” said Ramón Zapata, Chief Financial Officer at BioNTech. “Our capital allocation strategy is delivering results: our financial position is strong, our share repurchase program is well underway, and we continue to make meaningful progress across our pipeline. Moving forward, we continue to execute on our strategy to turn BioNTech into a multi-product biopharmaceutical company by 2030.”

Revised 2026 Financial Year Guidance5:

	2026 FY Guidance (March 2026)	2026 FY Guidance (August 2026)
Revenues	€2,000 – €2,300 million	€1,600 – €1,900 million

BioNTech is revising its full-year 2026 financial guidance revenue range due to:

•COVID-19 vaccine market

◦Softer than anticipated global COVID-19 vaccine demand

◦In Germany existing vaccine inventory will be used in the 2026 vaccination season

•The timing of milestone-related revenues resulting from an out-licensed R&D program, which are no longer expected in 2026.

BioNTech continues to expect the majority of 2026 revenues to be realized in the second half of the year, specifically in the third quarter, when it also expects to recognize the €613 million Bristol Myers Squibb Company (“BMS”) collaboration revenue.

Planned 2026 Financial Year Adjusted Expenses5:

	2026 FY Guidance (March 2026)	2026 FY Guidance (August 2026)
Adjusted R&D expenses	€2,200 – €2,500 million	€2,000 – €2,300 million
Adjusted SG&A expenses[3]	€700 – €800 million	€700 – €800 million

BioNTech now expects adjusted R&D expenses in the range of €2.0 billion to €2.3 billion. Adjusted SG&A expenses remain unchanged in the range of €700 million to €800 million.

This reflects BioNTech’s focus on optimizing its R&D resources and continued cost discipline as it prioritizes the development of its late-stage clinical pipeline. The Company expects these cost savings based on prioritization and optimization to continue into future years.

BioNTech's strong balance sheet and continued cost discipline support the Company's ability to invest strategically.

The full interim unaudited condensed consolidated financial statements can be found in BioNTech’s Report on Form 6-K for the period ended June 30, 2026, filed today with the United States Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Endnotes
1    All numbers in this press release have been rounded.
2 In addition to BioNTech’s results determined in accordance with International Financial Reporting Standards (“IFRS”), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of the Company’s business performance (each referred to with the prefix “Adjusted” or, as a whole, “Adjusted Results”). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech’s measures based on IFRS Accounting Standards and more information can be found at the end of this press release and in BioNTech’s Report on Form 6-K for the period ended June 30, 2026, filed on August 4, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech’s non-IFRS measures are not, and should not be viewed as, a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside the Company’s financial statements prepared in accordance with IFRS Accounting Standards. Unless otherwise indicated, Adjusted Results are identical to IFRS Results.
3    Sales, general and administrative expenses (“SG&A”) include sales and marketing expenses as well as general and administrative expenses. Adjusted SG&A expenses include adjusted sales and marketing expenses as well as adjusted general and administrative expenses.
4    As of June 30, 2026.
5    Excludes risks that are not yet known and/or quantifiable and related activities. Includes effects identified from licensing arrangements, collaborations and Merger & Acquisitions (“M&A”) transactions to the extent disclosed. The guidance is based on non-IFRS measures and excludes certain effects compared to measures based on IFRS Accounting Standards. More information can be found in BioNTech’s Report on Form 6-K for the period ended June 30, 2026, filed on August 4, 2026, which is available at www.sec.gov.
6    An overview of abbreviations of target structures and indications is compiled in a directory at the end of this press release.

Corporate and Commercial Update for the Second Quarter 2026 and Post Period Events

•On August 3, 2026, BioNTech announced that the Supervisory Board has appointed Guido Oelkers, Ph.D., to the Management Board as Chief Executive Officer (“CEO”), who will take office by February 1, 2027, at the latest, succeeding Prof. Ugur Sahin, M.D. Guido Oelkers is a seasoned CEO and strategic leader with over 30 years of experience in the biotechnology and pharmaceutical industries. He has a strong track record of transforming and scaling global organizations, driving sustainable growth through disciplined execution, focused capital allocation, and operational excellence. Throughout his career, Guido Oelkers has successfully built, prioritized and strengthened complex and innovative product portfolios across multiple areas, including oncology and immunology, while driving global business operations in key markets, notably in the United States. He will join BioNTech from the global Nasdaq Stockholm-listed biopharmaceutical company Swedish Orphan Biovitrum AB (“Sobi”), where he has served as CEO since 2017.

•In May 2026, the Company held its Annual General Meeting (“AGM”). Shareholders approved expanding the Supervisory Board from six to eight members and adding additional expertise: Prof. Iris Löw-Friedrich, M.D., Ph.D., and Susanne Schaffert, Ph.D., were elected as new members of the Supervisory Board.

Variant-adapted COVID-19 Vaccine

•BioNTech and Pfizer Inc. (“Pfizer”) have submitted regulatory applications to the European Medicines Agency (“EMA”) and to the United States Food and Drug Administration (“FDA”) for approval of their XFG variant-adapted monovalent COVID-19 vaccine for the 2026-2027 vaccination season.

•In July 2026, BioNTech and Pfizer’s XFG variant-adapted monovalent COVID-19 vaccine was approved by the European Commission following recommendation for marketing authorization by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”).

Select Oncology Pipeline Updates

Next-Generation Immunomodulators and Combinations

Pumitamig (BNT327/BMS986545) is an investigational bispecific immunomodulator combining PD-L16 checkpoint inhibition with VEGF-A neutralization that is being developed in collaboration with BMS.

•Pumitamig is currently being evaluated in seven pivotal trials across the ROSETTA clinical development program, with five new global clinical trials initiated in the first half of 2026 spanning triple-negative breast cancer, colorectal cancer, gastric cancer, and non-small cell lung cancer, including two NSCLC clinical trials in patients with unresectable stage III disease and advanced PD-L1 ≥ 50% disease, respectively.

•A global Phase 2/3 clinical trial (ROSETTA Lung-02; NCT06712316) is ongoing to evaluate pumitamig in combination with chemotherapy compared to pembrolizumab and chemotherapy in patients with first-line NSCLC. The Phase 3 part of the trial is currently recruiting. In May 2026, data from the Phase 2 part of the trial was presented at the American Society of Clinical Oncology (“ASCO”) Annual Meeting 2026. The data showed encouraging anti-tumor activity, with high response rates observed in both non-squamous and squamous NSCLC and across PD-L1 expression levels.

•Pumitamig is also being evaluated in additional solid tumor indications, including first-line hepatocellular carcinoma (“HCC”), second-line glioblastoma (“GBM”), first-line pancreatic ductal adenocarcinoma (“PDAC”) and first-line renal cell carcinoma (“RCC”) in various Phase 1/2 and Phase 2 trials, both as monotherapy and in combination with standard of care.

•BioNTech has several signal-seeking clinical trials ongoing evaluating pumitamig in novel/novel combinations with the Company’s proprietary assets. These trials will inform the dose selection for pumitamig and explore anti-tumor activity in multiple tumors for later-stage development. Multiple data readouts from these combinations are expected in 2026.

Gotistobart (BNT316/ONC-392) is a tumor microenvironment-selective regulatory T cell depletion candidate that targets CTLA-4 and is being developed in collaboration with OncoC4, Inc. (“OncoC4”).

•A global Phase 3 clinical trial (PRESERVE-003; NCT05671510) is ongoing to evaluate the efficacy and safety of gotistobart as monotherapy in patients with metastatic squamous NSCLC that progressed on previous platinum-based chemotherapy and PD-(L)1-inhibitor treatment.

•In March 2026, updated data from the non-pivotal dose-confirmation stage, the first of two stages of the global Phase 3 clinical trial, were presented at the European Lung Cancer Congress (“ELCC”). Gotistobart demonstrated a clinically meaningful overall survival benefit (hazard ratio: 0.46) compared to standard of care chemotherapy and a manageable safety profile in patients with squamous NSCLC whose disease had progressed following anti-PD-(L)1 therapy and platinum-based chemotherapy.

•Updated data from the Stage 1 of this trial are expected to be presented at the International Association for the Study of Lung Cancer (“IASLC”) 2026 World Conference on Lung Cancer (“WCLC”).

•Based on current event accrual projections, the first interim analysis from Stage 2 of the two-stage Phase 3 clinical trial is expected in 2026.

•A Phase 2 clinical trial (PRESERVE-004; NCT05446298) is being conducted to evaluate gotistobart in combination with pembrolizumab in patients with platinum-resistant ovarian cancer (“PROC”).

•In May 2026, data from the trial were presented at the ASCO Annual Meeting 2026. Gotistobart in combination with pembrolizumab demonstrated encouraging and durable antitumor activity in heavily pretreated patients with PROC.

Antibody-Drug Conjugates

Trastuzumab pamirtecan (BNT323/DB-1303) is an ADC candidate targeting HER2 that is being developed in collaboration with Duality Biologics (Suzhou) Co. Ltd. (“DualityBio”).

•A Phase 1/2 clinical trial (NCT05150691) is being conducted to evaluate trastuzumab pamirtecan in patients with advanced HER2-expressing tumors. A potentially registrational cohort with HER2-expressing (IHC3+, 2+, 1+ or ISH-positive) patients with recurrent endometrial cancer (“EC”) is fully recruited.

•In June 2026, additional data were presented from the Phase 2 portion of the trial at the ESMO Gynaecological Cancers Congress 2026 in Copenhagen, Denmark. Trastuzumab pamirtecan showed encouraging and durable anti-tumor activity and meaningful survival in patients with advanced HER2-expressing endometrial cancer. The safety profile was manageable and consistent with the known class effects of anti-HER2 ADCs.

•A Phase 3 clinical trial (FERN-EC-01, NCT06340568) is being conducted to evaluate trastuzumab pamirtecan compared to investigator’s choice of chemotherapy in patients with advanced and HER2-expressing recurrent EC.

•A Phase 3 clinical trial (DYNASTY-Breast02, NCT06018337) to evaluate trastuzumab pamirtecan in patients with HR-positive, HER2-low metastatic breast cancer is ongoing. Based on current event accrual projections, the primary analysis is expected in the fourth quarter 2026.

•While BioNTech and DualityBio plan to file a biologics license application (“BLA”) in 2026, the companies will determine the optimal regulatory path for trastuzumab pamirtecan based on the totality of clinical data in endometrial cancer and breast cancer. This approach is in line with the companies’ value-optimization strategy for the asset in an evolving treatment landscape and focuses on prioritizing opportunities where they can deliver significant benefit for patients.

Elfetabart drozuntecan (BNT324/DB-1311) is an ADC candidate targeting B7-H3 that is being developed in collaboration with DualityBio. More than one thousand patients have now been treated with elfetabart drozuntecan in clinical trials across more than ten tumor types, including 400 patients treated with elfetabart drozuntecan in combination with pumitamig.

•In May 2026, a Phase 3 clinical trial (NCT07365995) to evaluate elfetabart drozuntecan compared to docetaxel in patients with metastatic castration-resistant prostate cancer (“mCRPC”) was initiated.

Upcoming Investor and Analyst Events

•BioNTech Third Quarter 2026 Financial Results and Corporate Update: November 3, 2026

Conference Call and Webcast Information
BioNTech invites investors and the general public to join a conference call and webcast with investment analysts today, August 4, 2026, at 8:00 a.m. EDT (2:00 p.m. CEST) to report its financial results and provide a corporate update for the second quarter of 2026.

To access the live conference call via telephone, please register via this link. Once registered, dial-in numbers and a PIN number will be provided.

The slide presentation and audio of the webcast will be available via this link.

Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investor section of the Company’s website at www.BioNTech.com. A replay of the webcast will be made available shortly after the closing of the call and archived on the Company’s website for 30 days following the call.

About BioNTech
BioNTech is a global next generation biopharmaceutical company pioneering novel investigative therapies for cancer and other serious diseases. In oncology, BioNTech is committed to transforming how cancer is treated. Its ambition is to develop innovative medicines with pan-tumor or synergistic potential to address cancer from multiple angles and across the full continuum of the disease from early- to late-stage. Its growing late-stage oncology pipeline comprises complementary treatment approaches spanning immunomodulators, antibody drug conjugates, and mRNA cancer immunotherapies. BioNTech has partnered with multiple global and specialized pharmaceutical collaborators leveraging complementary expertise and resources to accelerate innovation and drive progress, including Bristol Myers Squibb, Duality Biologics, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, and Pfizer.

For more information, please visit www.BioNTech.com.
Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or clinical trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational clinical trials, and the registrational potential of any clinical trial BioNTech may initiate; BioNTech’s expectations regarding the impact of changes to its manufacturing operations; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with Bristol Myers Squibb; BioNTech’s expectations with respect to developments in law, public policy, and international trade; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses and capital expenditures for operating activities; BioNTech’s expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit/(loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or annual booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; expected changes to BioNTech’s leadership and the transition of responsibilities at the Management Board, including identification and recruitment of successors; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2026 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de

Media Relations
Jasmina Alatovic
Media@biontech.de

Abbreviation Overview

ADC	Antibody-drug conjugate
B7-H3	Also known as CD276, cluster of differentiation 276
BLA	Biologics license application
CTLA-4	Cytotoxic T-lymphocyte-associated protein
EC	Endometrial cancer
GBM	Glioblastoma
HCC	Hepatocellular carcinoma
HER2 (or HER3)	Human epidermal growth factor receptor 2 (or 3)
HR	Hormone receptor
IHC3+, 2+, 1+	Immunohistochemistry score 1+ (or 2+ or 3+)
IO	Immuno-oncology
ISH-positive	In-situ hybridization positive
mCRPC	Metastatic castration-resistant prostate cancer
mRNA	Messenger ribonucleic acid
NSCLC	Non-small cell lung cancer
PDAC	Pancreatic ductal adenocarcinoma
PD-(L)1	Programmed cell death protein (death-ligand) 1
PROC	Platinum resistant ovarian cancer
RCC	Renal cell carcinoma
VEGF-A	Vascular endothelial growth factor A

Interim Condensed Consolidated Statements of Profit or Loss

	Three months ended June 30,		Six months ended June 30,

	2026	2025	2026	2025
(in millions €, except per share data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	105.6	260.8	223.7	443.6
Cost of sales	(97.0)	(76.4)	(168.4)	(160.2)
Research and development expenses	(551.0)	(509.1)	(1,108.0)	(1,034.7)
Sales and marketing expenses	(40.1)	(19.7)	(68.0)	(33.4)
General and administrative expenses	(157.7)	(117.7)	(280.6)	(224.6)
Other operating expenses	(248.1)	(117.2)	(281.3)	(165.7)
Other operating income	40.2	78.2	57.0	139.8
Operating loss	(948.1)	(501.1)	(1,625.6)	(1,035.2)
Finance income	97.3	105.4	217.9	228.0
Finance expenses	(7.9)	(7.0)	(19.1)	(40.9)
Loss before tax	(858.7)	(402.7)	(1,426.8)	(848.1)
Income taxes	37.9	16.1	74.1	45.7
Net loss	(820.8)	(386.6)	(1,352.7)	(802.4)
Loss per share
Basic and diluted loss per share	(3.24)	(1.60)	(5.34)	(3.33)

Interim Condensed Consolidated Statements of Financial Position

	June 30	December 31,
(in millions €)	2026	2025
Assets	(unaudited)
Non-current assets
Goodwill	373.3	367.9
Other intangible assets	1,421.6	1,606.0
Property, plant and equipment	1,036.1	1,080.9
Right-of-use assets	182.2	210.2
Contract assets	—	2.0
Other financial assets	2,006.1	2,554.2
Other non-financial assets	10.3	7.3
Deferred tax assets	15.7	13.5
Total non-current assets	5,045.3	5,842.0
Current assets
Inventories	100.6	110.7
Trade and other receivables	163.9	924.2
Contract assets	10.4	8.1
Other financial assets	5,037.8	7,201.8
Other non-financial assets	172.7	173.8
Income tax assets	70.9	52.6
Cash and cash equivalents	9,741.0	7,675.4
Total current assets	15,297.3	16,146.6
Total assets	20,342.6	21,988.6

Equity and liabilities
Equity
Share capital	259.0	259.0
Capital reserve	2,339.1	2,473.3
Treasury shares	(7.8)	(7.7)
Retained earnings	16,609.2	17,961.9
Other reserves	(1,442.0)	(1,462.3)
Total equity	17,757.5	19,224.2
Non-current liabilities
Lease liabilities, loans and borrowings	258.9	215.2
Other financial liabilities	90.0	94.9
Provisions	58.6	35.5
Contract liabilities	87.6	88.0
Other non-financial liabilities	107.5	104.2
Deferred tax liabilities	33.3	84.3
Total non-current liabilities	635.9	622.1
Current liabilities
Lease liabilities, loans and borrowings	57.2	52.2
Trade payables and other payables	646.7	534.9
Other financial liabilities	78.3	351.7
Income tax liabilities	21.2	65.6
Provisions	234.9	145.3
Contract liabilities	742.5	754.9
Other non-financial liabilities	168.4	237.7
Total current liabilities	1,949.2	2,142.3
Total liabilities	2,585.1	2,764.4
Total equity and liabilities	20,342.6	21,988.6

Interim Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,

	2026	2025	2026	2025
(in millions €)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
Net loss	(820.8)	(386.6)	(1,352.7)	(802.4)
Income taxes	(37.9)	(16.1)	(74.1)	(45.7)
Loss before tax	(858.7)	(402.7)	(1,426.8)	(848.1)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation, amortization and impairment of property, plant, equipment, intangible assets and right-of-use assets	266.1	51.0	387.4	93.8
Share-based payment expenses	20.9	32.1	43.7	54.2
Net foreign exchange differences	17.3	12.2	17.7	60.5
Gain on disposal of property, plant and equipment	(0.9)	(0.3)	(1.0)	(0.4)
Finance income excluding foreign exchange differences	(94.6)	(105.4)	(205.6)	(228.0)
Finance expense excluding foreign exchange differences	7.9	6.6	19.1	14.5
Government and similar grants	(14.5)	(18.5)	(32.1)	(33.0)
Other non-cash income	—	—	—	(15.0)
Working capital adjustments:
Decrease / (Increase) in trade and other receivables, contract assets and other assets	366.0	(412.6)	797.1	108.4
Decrease in inventories	3.2	22.8	10.2	56.6
(Decrease) / Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	224.7	909.5	(147.2)	(72.4)
Interest received and realized gains from cash and cash equivalents	70.8	73.1	157.4	191.7
Interest paid and realized losses from cash and cash equivalents	(2.3)	(2.7)	(5.6)	(5.8)
Income tax paid, net	(16.1)	(14.9)	(57.7)	(27.1)
Share-based payments	(13.0)	(11.5)	(15.1)	(15.1)
Government and similar grants received	33.7	7.8	48.0	31.0
Net cash flows from / (used in) operating activities	10.5	146.5	(410.5)	(634.2)
Investing activities
Purchase of property, plant and equipment	(54.6)	(27.1)	(111.4)	(76.0)
Proceeds from sale of property, plant and equipment	3.4	0.5	5.0	1.0
Purchase of intangible assets	(0.8)	(3.1)	(22.9)	(572.3)
Acquisition of subsidiaries and businesses, net of cash acquired	—	—	—	(78.5)
Investment in other financial assets	(2,055.9)	(1,670.0)	(3,606.1)	(4,177.7)
Proceeds from maturity of other financial assets	2,007.8	1,635.3	6,285.9	6,085.9
Net cash flows from / (used in) investing activities	(100.1)	(64.4)	2,550.5	1,182.4
Financing activities
Proceeds from loans and borrowings	37.8	—	76.2	—
Repayment of loans and borrowings	(5.8)	(3.7)	(5.9)	(8.2)
Payments related to lease liabilities	(11.3)	(9.6)	(23.2)	(18.9)
Share repurchase program	(129.2)	—	(129.2)	—
Net cash flows used in financing activities	(108.5)	(13.3)	(82.1)	(27.1)
Net increase / (decrease) in cash and cash equivalents	(198.1)	68.8	2,057.9	521.1
Change in cash and cash equivalents resulting from exchange rate differences	(3.3)	9.2	(6.7)	(6.9)
Change in cash and cash equivalents resulting from other valuation effects	3.0	6.6	14.4	(6.6)
Cash and cash equivalents at the beginning of the period	9,939.4	10,184.9	7,675.4	9,761.9
Cash and cash equivalents as of June 30	9,741.0	10,269.5	9,741.0	10,269.5

Certain prior period lines were aggregated to conform to current period presentation and to improve readability.

Non-IFRS Reconciliation

Non-IFRS Reconciliation for the three months ended June 30, 2026

		non-IFRS adjustments (unaudited)
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)					(unaudited)
Research and development expenses	(551.0)	—	73.9	—	—	(477.1)
Other operating expenses	(248.1)	—	87.0	97.6	—	(63.5)
Operating loss	(948.1)	—	160.9	97.6	—	(689.6)
Loss before tax	(858.7)	—	160.9	97.6	—	(600.2)
Net loss[1]	(820.8)	—	160.9	97.6	—	(562.3)
Loss per share
Basic and diluted loss per share	(3.24)					(2.22)
1 Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

Non-IFRS Reconciliation for the three months ended June 30, 2025

		non-IFRS adjustments (unaudited)
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)					(unaudited)
Other operating expenses	(117.2)	—	10.0	27.8	—	(79.4)
Operating loss	(501.1)	—	10.0	27.8	—	(463.3)
Loss before tax	(402.7)	—	10.0	27.8	—	(364.9)
Net loss[1]	(386.6)	—	10.0	27.8	—	(348.8)
Loss per share
Basic and diluted loss per share	(1.60)					(1.45)
1 Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

Non-IFRS Reconciliation for the six months ended June 30, 2026

		non-IFRS adjustments (unaudited)
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)					(unaudited)
Research and development expenses	(1,108.0)	—	103.8	—	—	(1,004.2)
Other operating expenses	(281.3)	—	87.0	105.0	—	(89.3)
Operating loss	(1,625.6)	—	190.8	105.0	—	(1,329.8)
Loss before tax	(1,426.8)	—	190.8	105.0	—	(1,131.0)
Net loss[1]	(1,352.7)	—	190.8	105.0	—	(1,056.9)
Loss per share
Basic and diluted loss per share	(5.34)					(4.17)

1 Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

Non-IFRS Reconciliation for the six months ended June 30, 2025

		non-IFRS adjustments (unaudited)
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)					(unaudited)
Other operating expenses	(165.7)	—	10.0	27.8	—	(127.9)
Other operating income	139.8	—	—	—	(15.0)	124.8
Operating loss	(1,035.2)	—	10.0	27.8	(15.0)	(1,012.4)
Loss before tax	(848.1)	—	10.0	27.8	(15.0)	(825.3)
Net loss[1]	(802.4)	—	10.0	27.8	(15.0)	(779.6)
Loss per share
Basic and diluted loss per share	(3.33)					(3.23)
1 Tax effects are not considered as part of BioNTech's non-IFRS adjustments.